UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
99.1	Press release dated September 8, 2025 related to the registrant’s agreement to acquire best in class urea producer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: September 8, 2025

Adecoagro to Acquire Best in Class Urea Producer
LUXEMBOURG, September 8, 2025/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”), a leading sustainable production company in South America announces it has signed an agreement to acquire Nutrien Ltd.’s 50% interest in Profertil S.A. (“Profertil”), the largest producer of granular urea in South America. The remaining 50% stake of Profertil is owned by YPF S.A. the largest oil and gas producer of Argentina.
Adecoagro will execute this acquisition through an 80%-20% partnership with Asociación de Cooperativas Argentinas (“ACA”). The transaction is subject to customary closing conditions and is expected to be completed before the end of 2025. Under the Profertil shareholder agreement, the remaining 50% equity owner holds a 90-day right of first refusal to purchase Nutrien’s equity on the same terms and conditions. The purchase price for Nutrien’s shares in Profertil is expected to be approximately US$600 million.
Profertil is one of the most cost-efficient producers of urea and ammonia globally. With an annual capacity of approximately 1.3 million metric tons of urea and 790 thousand metric tons of ammonia, the company supplies approximately 60% of Argentina’s urea consumption. Its state-of-the-art industrial complex in Bahía Blanca—Argentina’s most important petrochemical hub—enjoys access to competitively priced natural gas and electricity. Profertil has a fully dollarized revenue business given the export nature of the product. The company generated an average annual EBITDA of approximately US$390 million over the 2020-2024 period.
“This transaction constitutes a strategic opportunity for Adecoagro” said Mariano Bosch, Co-Founder and Chief Executive Officer of Adecoagro. He added “Profertil is one of the best companies in Argentina, strategically located with access to competitive gas supply, in a region that is a net importer of urea. At Adecoagro we have always focused on being the lowest-cost producer, and Profertil shares this same philosophy. We believe this acquisition is an excellent fit for our agro-industrial platform, enabling us to continue diversifying our operations and reduce volatility in our results.”
Mr. Bosch remarked: “Profertil owns modern, efficient assets and is managed by a highly experienced team with more than 20 years of proven performance. We are convinced that Adecoagro/ACA is the right partner to help Profertil continue growing and strengthening its leadership, and we see strong complementarity with YPF in this new partnership.” Bosch continued: “I am also happy to have partnered with ACA, a cooperative with whom we have a long and successful relationship. Doing this project together reinforces our commitment to build sustainable, competitive, and value-adding agribusinesses in Argentina and South America.”
Juan Sartori, Head of Business Initiatives of Tether and Chairman of Adecoagro’s Board of Directors, commented: “We are very pleased to support Adecoagro in this important step. Profertil is a company with an outstanding track record, strong fundamentals, and a clear strategic role in Argentina and South America. We believe this transaction will create value for all stakeholders, and we are confident that Adecoagro, together with its partners, will take Profertil to the next stage of development.”
Rabobank is acting as sole financial advisor to Adecoagro/ACA.

Adecoagro’s management will host a conference call on September 9, 2025 at 10am EST, to discuss the transaction.
About Profertil:
Profertil is a company devoted to the production of the fertilizers needed to optimize crop yields in a sustainable manner. Equally owned by YPF and Nutrien Ltd., Profertil has its production plant located in the port of Ingeniero White, Province of Buenos Aires. There, it produces 1,320,000 tons of granulated urea annually, the main nitrogen fertilizer for the soil in the production of different oilseeds and grains. In addition, it sells other fertilizers and prepares tailor-made mixtures to provide each territory and crop with the nutrition required. It has administrative offices in Buenos Aires and logistic terminals in Bahía Blanca, Necochea, San Nicolás (Buenos Aires) and Puerto General San Martín (Santa Fe).
About Asociación de Cooperativas Argentinas (ACA):
With over a century of experience, the Argentine Cooperatives Association (ACA) stands as one of Argentina’s leading operators in the commercialization of grains and oilseeds, as well as in the production and distribution of agricultural inputs. As a second-tier cooperative uniting 134 primary cooperatives, ACA’s mission is to deliver comprehensive solutions while creating value in a competitive and sustainable manner. The organization is committed to ensuring transparency in the markets and preserving the distinctive principles and values of the cooperative movement.
About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 210.4 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil, and Uruguay, where it produces over 3.1 million tons of agricultural products and over 1 million MWh of renewable electricity.
Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2024 and subsequent filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions.
For questions, please contact:

Adecoagro
Victoria Cabello - IR Officer
Email: ir@adecoagro.com